UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                        No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding Revisions to Forecast Results and Dividends for the Fiscal Year Ending

March 2007 by Consolidated Subsidiary (UFJ NICOS Co., Ltd.)

Tokyo, January 29, 2007 — UFJ NICOS Co., Ltd. a consolidated subsidiary of Mitsubishi UFJ Financial Group, Inc., has decided to revise its forecasts announced on October 20, 2006 for their results and dividends for the fiscal year ending March 2007 (April 1, 2006 to March 31, 2007). Details are provided in the attached document.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Press Release

UFJ NICOS Co., Ltd.

UFJ NICOS Revises Forecasts for Results and Dividends (consolidated and non-consolidated)

for the Fiscal Year to March 2007

Tokyo, January 29, 2007 — In consideration of recent trends in our business results, at a board of directors meeting held on January 29, 2007, it was decided to revise our forecasts for dividends and business results announced on October 20, 2006 for the fiscal year ending March 2007 (April 1, 2006 to March 31, 2007). The revisions are as follows:

1. Revised results forecasts for the fiscal year April 1, 2006 to March 31, 2007

(1) Consolidated			(million yen	)
	Net sales	Ordinary income	Net income
Previous forecast (A)	373,000	47,000	-30,000
Revised forecast (B)	368,000	34,000	-42,000
Difference (B – A)	-5,000	-13,000	-12,000
Percentage change (%)	-1.3%	-27.7%	—
Reference: Results for fiscal year to March 31, 2006	320,876	61,292	19,622

(2) Non-consolidated			(million yen	)
	Net sales	Ordinary income	Net income
Previous forecast (A)	353,000	47,000	-26,000
Revised forecast (B)	349,000	35,000	-36,000
Difference (B – A)	-4,000	-12,000	-10,000
Percentage change (%)	-1.1%	-25.5%	—
Reference: Results for fiscal year to March 31, 2006	299,020	59,316	19,110

2. Revised dividend forecasts for the fiscal year April 1, 2006 to March 31, 2007

	Interim	Year-end	Full year
Previous forecast October 20, 2006	¥0.00	Undecided	Undecided
Revised forecast	¥0.00	¥0.00	¥0.00
Reference: Dividend for fiscal year to March 31, 2006	¥0.00	¥4.00	¥4.00

3. Reasons for revised forecasts

Net sales

Strict application of credit management to initial and additional credits aimed at preserving the quality of assets, mainly in our loans business, is expected to result in a decline in our outstanding credit balance. As a result, our net sales forecast has been lowered by ¥5.0 billion to ¥368.0 billion on a consolidated basis and by ¥4.0 billion to ¥349.0 billion on a non-consolidated basis.

Ordinary income

As a result of increased debt readjustments and other factors, additions to allowances for bad debts have increased and our forecast for ordinary income has been lowered by ¥13.0 billion to ¥34.0 billion on a consolidated basis and by ¥12.0 billion to ¥35.0 billion on a non-consolidated basis.

Net income

As announced on October 20, 2006 for the interim period of the current fiscal year an addition to the allowance for losses on repayment of interest was accounted for as an extraordinary loss and a write-off of deferred tax assets was implemented resulting in a forecast net loss for the fiscal year of ¥30.0 billion on a consolidated basis and ¥26.0 billion on a non-consolidated basis. However, due to the forecast decline in ordinary income, our net loss forecast for the fiscal year has been lowered by ¥12.0 billion to ¥42.0 billion on a consolidated basis and by ¥10.0 billion to ¥36.0 billion on a non-consolidated basis.

As a result of the above factors results forecasts have been revised and we regret to inform shareholders that we do not plan to pay a dividend on ordinary shares in respect of this fiscal year. Furthermore, we do not plan to pay a dividend on preference shares in respect of this fiscal year.

(Points for consideration regarding results forecasts)

The above forecasts have been made based on information available at the time of this announcement. Actual results may differ from forecasts owing to a variety of factors.

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Contact:

UFJ NICOS Co., Ltd. Investor Relations Office	Hideshi Tachiyama	(81-3-3811-3111)